SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 1)(1)

                                 AQUAGENIX, INC.
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)

                                    03838R102
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 16, 1998
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)


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(1)               The  remainder  of this  cover  page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 03838R102                      13D           Page 2 of 4 Pages
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         The following  constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned on June 25, 1998 (the "Schedule 13D").

Item 3 is hereby amended in its entirety to read as follows:

Item 3.           Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of 300,000 of the Shares of Common Stock owned by Steel Partners II and purchased in the open market is $376,584. All of such 300,000 Shares were acquired with partnership funds. The balance of the Shares owned by Steel Partners II were acquired as a capital contribution to Steel Partners II effective June 16, 1998.

Item 5(a) is hereby amended in its entirety to read as follows:

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 5,312,575 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998.

                  As of the close of business on June 24, 1998, Steel Partners II beneficially owns 790,650 Shares of Common Stock, constituting approximately 14.9% of the Shares outstanding. Mr. Lichtenstein beneficially owns 790,650 Shares, representing approximately 14.9% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 790,650 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. 300,000 of such Shares were acquired in open-market transactions. The balance of the Shares owned by Steel Partners II were acquired as a capital contribution to Steel Partners II effective June 16, 1998.

Item 5(c) is hereby amended in its entirety to read as follows:

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.

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CUSIP No. 03838R102                      13D           Page 3 of 4 Pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: June 28, 1998                    STEEL PARTNERS II, L.P.

                                        By:  Steel Partners, L.L.C.
                                             General Partner

                                        By:/s/ Warren G. Lichtenstein
                                           --------------------------------
                                           Warren G. Lichtenstein
                                           Chief Executive Officer

                                        /s/ Warren G. Lichtenstein
                                        -----------------------------------
                                            WARREN G. LICHTENSTEIN

                                   SCHEDULE A

               Transactions in the Shares Within the Past 60 Days





  Shares of Common               Price Per                Date of
   Stock Purchased                 Share                 Purchase
   ---------------                 -----                 --------

                             STEEL PARTNERS II, L.P.

         25,500                    1.40500                 5/14/98

          1,000                    1.12875                 6/5/98

        288,000                    1.25000                 6/16/98

        490,650                     *                      *


                               WARREN LICHTENSTEIN

                                      None.







  Shares of Common               Price Per                  Date of
      Stock Sold                   Share                     Sale
      ----------                   -----                     ----

                             STEEL PARTNERS II, L.P.

         11,500                    1.60984                 5/15/98

          3,000                    1.53245                 5/20/98


                               WARREN LICHTENSTEIN

                                      None.



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*Acquired pursuant to a capital contribution effective June 16, 1998.